UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 12, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DigitalPost Interactive, Inc.

File No. 0-53289 - CF#23215

_____

DigitalPost Interactive, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on February 25, 2009, as amended on May 7, 2009.

Based on representations by DigitalPost Interactive, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.01   through February 25, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Barbara C. Jacobs
Assistant Director